12011196

SECURIT[...]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

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SEC FILE NUMBER
8-48967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Millegan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 615
(No. and Street)

Gleneden Beach (City) — Oregon (State) — 97388 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Millegan — (503) 295-5233
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) — Portland (City) — Oregon — 97204 Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Millegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Millegan, Inc., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER H TISSERAT
NOTARY PUBLIC - OREGON
COMMISSION NO. 454409
MY COMMISSION EXPIRES DECEMBER 08, 2014

Signature

President
Title

Heather H. Tisserat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Exemption from Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

We have audited the accompanying statement of financial condition of J.W. Millegan, Inc. as of December 31, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Millegan, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 14, 2014

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

DECEMBER 31, 2011

ASSETS

Cash	$	3,491
Commissions receivable		58,117
Deposit with clearing broker		25,001
	$	86,609

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses		21,379
Payable to clearing broker		18,908
Total liabilities		40,287
Shareholder's equity		
Common stock, no par; stated value $50 per share, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		259,962
Deficit	(	218,640)
		46,322
	$	86,609

J.W. Millegan, Inc.

Statement of Operations

Year Ended December 31, 2011

Revenues	
Securities commissions	$ 1,626,903
Interest income	12
	1,626,915
Expenses	
Payroll and related expenses	189,049
Commissions	190,298
Regulatory fees	4,945
Communications	49,285
Dues and subscriptions	880
Insurance	34,148
Miscellaneous	14,601
Postage	3,263
Professional fees	62,363
Promotion	7,167
Rent	231,770
Supplies and printing	17,268
Taxes and licenses	8,052
Telephone	26,677
Training and seminars	210
Travel and entertainment	986
	840,962
Net income	$ 785,953

J.W. MILLEGAN, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common stock, no par; 1,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Deficit	Total
Balances at beginning of year	100	$ 5,000	$ 259,962	($ 203,693)	$ 61,269
Net income				785,953	785,953
Shareholder distributions				(800,900)	(800,900)
Balances at end of year	100	$ 5,000	$ 259,962	($ 218,640)	$ 46,322

J.W. MILLEGAN, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net income	$	785,953
Net changes in operating assets and liabilities		
Commissions receivable		832
Deposit with clearing broker and other deposits		1
Rent deposit		6,472
Accrued expenses		10,695
Payable to clearing broker	(	2,936)
Net cash provided by operating activities		801,017
Cash flows from financing activities used for shareholder distributions	(	800,900)
Net change in cash		117
Cash at beginning of year		3,374
Cash at end of year	$	3,491

See notes to financial statements

YEAR ENDED DECEMBER 31, 2011

1. Line of business and summary of significant accounting policies

Line of business
The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") and operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position.

Security transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis.

Concentrations of credit risk
The Company has cash in the form of deposits which may, from time-to-time, exceed depository insurance limits. The Company has not experienced any credit losses in such accounts.

Receivable
The Company's receivable consists of commissions due on closed sales from its clearing broker, which are due monthly. The Company has not incurred any material credit related losses on commissions receivable, and management has determined no allowance for uncollectible accounts is considered necessary.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholder of an "S" Corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Subsequent events
The Company has evaluated subsequent events through February 14, 2012, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-l, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital and required minimum net capital of $46,322 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .87 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Lease commitments

The Company leased office space under an operating lease which expired in May 2011. The Company was responsible for a pro-rata portion of operating costs for the facility including property taxes, insurance and maintenance. Rent expense and facility operating costs under this lease was approximately $34,000 for the year ended December 31, 2011. When this lease ended, the Company entered into a month-to-month lease with a related party, Carlton, L.L.C. Rent expense under this lease was approximately $108,000 for the year ended December 31, 2011. See Note 4 for related party disclosures.

4. Related party

The Company leases equipment and artwork under an operating lease on a month-to-month basis from Maolagain, L.L.C. The related rental expense for the year ended December 31, 2011 was approximately $90,000.

The Company leases office space under an operating lease on a month-to-month basis from Carlton, L.L.C. The related rental expense for the year ended December 31, 2011 was approximately $108,000.

The Company has determined Maolagain, L.L.C. and Carlton, L.L.C. (the "LLCs") are variable interest entities ("VIEs"). The Company's shareholder is also the single member of both the LLCs. The VIEs engage primarily in leasing office space, equipment and artwork to the Company. The total unaudited assets and revenues of Maolagain, L.L.C. were approximately $432,000 and $90,000 at December 31, 2011. The total unaudited assets and revenues of Carlton, L.L.C. were approximately $400 and $116,000 at December 31, 2011. The Company believes it is not the primary beneficiary of the LLCs; accordingly, the Company is not required to consolidate the VIEs.

YEAR ENDED DECEMBER 31, 2011

Net capital		
Total shareholder's equity	$	46,322
Aggregate indebtedness		
Accrued expenses	$	40,287
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	41,322
Excess net capital at 1,000%	$	40,322
Ratio of aggregate indebtedness to net capital		0.87 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2011.

YEAR ENDED DECEMBER 31, 2011

Exemptive provisions
The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

In planning and performing our audit of the financial statements of J.W. Millegan, Inc. for the year ended December 31, 2011, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Board of Directors
J.W. Millegan, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 14, 2012. We also identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. The condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2011 and this report does not affect the report thereon dated February 14, 2012.

> Reliance on independent auditors to draft financial statements and disclosures indicate a lack of sufficient expertise in selecting and applying accounting principles generally accepted in the United States of America in recording financial transactions and preparing financial statements, including disclosures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, with the exception of the deficiencies noted above, at December 31, 2011, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of J.W. Millegan, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 14, 2012

J.W. Millegan, Inc.

Form X-17a-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2011

Geffen Mesher
& Company, P.C.
Certified Public Accountants & Business Consultants